50

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 06 2003
DIVISION OF MARKET REGULATION

03015423

SECURITI... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blake Barnett Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2511 University Boulevard
(No. and Street)

Houston (City) Texas (State) 77005-3228 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Blake Barnett, President (713) 658-9320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050, Houston, Texas 77002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Blake Barnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blake Barnett Investments, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBERT WESTFALL
NOTARY PUBLIC
State of Texas
Comm Exp 06-15-2004

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of [illegible]. Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (X) (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Blake Barnett Investments, Inc.:

We have audited the accompanying statement of financial condition of Blake Barnett Investments, Inc. (a Texas corporation) as of December 31, 2002, and the related statements of loss and comprehensive loss, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blake Barnett Investments, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P.C.

Houston, Texas
April 1, 2003

BLAKE BARNETT INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$ 7,372
Securities owned - not readily marketable (note 2):	
Common stock, at estimated fair value	10,000
Warrants, at cost	20,100
	$ 37,472

Liabilities and Stockholder's Equity

Stockholder's equity (notes 4 and 5):	
Common stock, $.01 par value. Authorized 50,000,000 shares; issued and outstanding 100,000 shares	$ 1,000
Additional paid-in capital	46,100
Accumulated deficit	(6,628)
Accumulated other comprehensive loss - unrealized loss on securities	(3,000)
	$ 37,472

See accompanying notes to financial statements.

BLAKE BARNETT INVESTMENTS, INC.

Statement of Loss and Comprehensive Loss

Year ended December 31, 2002

Revenue - interest	$ 18
Amortization expense (note 1)	2,224
Miscellaneous	59
	2,283
Net loss	(2,265)
Other comprehensive loss - unrealized loss on securities	(3,000)
Comprehensive loss	$(5,265)

See accompanying notes to financial statements.

BLAKE BARNETT INVESTMENTS, INC.

Statement of Stockholder's Equity

Year ended December 31, 2002

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholder's equity
Balance at December 31, 2002	$ 1,000	46,100	(4,363)	-	42,737
Net loss	-	-	(2,265)	-	(2,265)
Other comprehensive loss	-	-	-	(3,000)	(3,000)
Balance at December 31, 2002	$ 1,000	46,100	(6,628)	(3,000)	37,472

See accompanying notes to financial statements.

BLAKE BARNETT INVESTMENTS, INC.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net loss		$(2,265)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization	$ 2,224	
Changes in assets and liabilities - decrease in deposit with clearing organization	915	3,139
Net cash provided from operating activities and net increase in cash		874
Cash at beginning of year		6,498
Cash at end of year		$ 7,372

See accompanying notes to financial statements.

BLAKE BARNETT INVESTMENTS, INC.

Notes to Financial Statements

December 31, 2002

(1) Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies of Blake Barnett Investments, Inc. is set forth below:

(a) Blake Barnett Investments, Inc. (The Company), is a Texas corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also a registered investment adviser under the Federal Investment Advisers Act of 1940.

(b) Blake Barnett & Co., Inc., the Company's sole stockholder, provides the Company management services, office facilities and pays various overhead expenses on behalf of Blake Barnett Investments, Inc. and is entitled to a management fee for such services. Additionally, Blake Barnett & Co., Inc. may invoice the Company for overhead expenses incurred by Blake Barnett & Co., Inc., as determined by the Board of Directors of Blake Barnett & Co., Inc. The management fee and overhead expenses are required to be waived by Blake Barnett & Co., Inc., should they result in the Company's net capital to fall below 120% of the minimum net capital requirement, as set forth in the Security and Exchange Commission's Rule 15c3-1. All management fees and overhead expenses have been waived through December 31, 2002.

(c) Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenues and expenses related to securities transactions executed but not yet settled as of December 31, 2002, are not material to the Company's financial statements.

(d) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less.

(1) Nature of Business and Summary of Significant Accounting Policies, continued

(f) Amortization of organizational and start-up costs was provided on the straight-line method, with the unamortized balance being written off as expense in 2002.

(2) Securities Owned

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The Company's investment in securities is considered a long-term investment by management. Accordingly, the investments are classified as available for sale and are recorded at fair value in the balance sheet, with the change in fair value during the period excluded from earnings and recorded as a component of other comprehensive income. Fair value for common stock is at quoted market price for shares traded on the over-the-counter market. State income taxes on unrealized gains or losses on investments in securities are not considered material to the financial statements.

Securities owned which are not readily marketable at December 31, 2002, consist of the following:

Common stock of The Nasdaq Stock Market, Inc., at estimated fair value, cost of $13,000	$ 10,000
Warrants to purchase common stock of The Nasdaq Stock Market, Inc., at cost	20,100
	$ 30,100

(3) Income Taxes

The Company has a net operating loss carryforward of approximately $4,700 at December 31, 2002. The net operating loss carryforward may be applied against future taxable income and expires from 2012 through 2022. The deferred tax benefit from the net operating loss carryforward is not material to the financial statements. Accordingly, the deferred tax benefit has not been accounted for at December 31, 2002.

(4) Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss represents cumulative unrealized losses on investment securities available-for-sale that are not reflected in earnings (loss).

(5) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2002, the Company had net capital of $7,372 which exceeded its required net capital of $5,000 by $2,372. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. There were no liabilities subordinated to the claims of general creditors during 2002.

Schedule I

BLAKE BARNETT INVESTMENTS, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital:	
Total stockholder's equity	$ 37,472
Less nonallowable assets - securities not readily marketable	30,100
Net capital	7,372
Net capital requirement	$ 5,000
Net capital in excess of required amount	2,372
Net capital	$ 7,372
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0 to 1

There is no material difference between the computation of net capital under Rule 15c3-1 as presented herein and as reported by the Company in Part II A of Form X-17-A-5 as of December 31, 2002.

Schedule II

BLAKE BARNETT INVESTMENTS, INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2002

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through bank accounts designated as "Special Account for the Exclusive Benefit of Customers of Blake Barnett Investments, Inc."

As of and for the year ended December 31, 2002, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Blake Barnett Investments, Inc.:

In planning and performing our audit of the financial statements of Blake Barnett Investments, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Blake Barnett Investments, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Blake Barnett Investments, Inc. for the period ended December 31, 2002, and this report does not affect our report thereon dated April 1, 2003.

The Company does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Conklin Lhuzak & Co., P.C.

Houston, Texas
April 1, 2003